================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           ---------------------------

                              ODD JOB STORES, INC.
                                (Name of Issuer)

   COMMON STOCK, WITHOUT PAR VALUE                              67575J102
   (Title of class of securities)                             (CUSIP number)

                                 JEFFREY PARKER
                           AMAZING SAVINGS HOLDING LLC
                          20 INDUSTRY DRIVE, PO BOX 25
                          MOUNTAINVILLE, NEW YORK 10953
                                 (845) 534-1000

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:
                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153

                                NOVEMBER 14, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
(However, see the Notes.)
                         (Continued on following pages)
                               (Page 1 of 8 Pages)

================================================================================


--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         67575J102                                           13D                       Page 2 of 8 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------
---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               AMAZING SAVINGS HOLDING LLC
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (A) [X]
                                                                                                                  (B) [ ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    AF

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) OR 2(e):                                                                          [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  10,051,471 SHARES OF COMMON STOCK
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             10,051,471 SHARES OF COMMON STOCK

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  10,051,471  SHARES OF COMMON STOCK

---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                      92.0

---------------------- ----------------------------------------------------------------------------------------------------------- -
         14            TYPE OF REPORTING PERSON:                                      PN

---------------------- ----------------------------------------------------------------------------------------------------------- -


                                       2

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         67575J102                                           13D                       Page 3 of 8 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               ASCEND RETAIL INVESTMENT LLC
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (A) [X]
                                                                                                                  (B) [ ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    AF

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) OR 2(e):                                                                          [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  10,051,471  SHARES OF COMMON STOCK
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             10,051,471  SHARES OF COMMON STOCK

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  10,051,471  SHARES OF COMMON STOCK

---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                    92.0

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 PN

---------------------- --------------------------------------------------------- ---------------------------------------------------

                                       3

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         67575J102                                           13D                       Page 4 of 8 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               MOSHAEL STRAUS
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (A) [X]
                                                                                                                   (B) [ ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    PF

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) OR 2(e):                                                                           [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     UNITED STATES

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  10,051,471 SHARES OF COMMON STOCK
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             10,051,471  SHARES OF COMMON STOCK

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  10,051,471  SHARES OF COMMON STOCK

---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                      92.0

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 IN

---------------------- --------------------------------------------------------- ---------------------------------------------------

           This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed on July 24, 2003, as amended, by and on behalf of Amazing Savings Holding LLC, a Delaware limited liability company ("Amazing Savings"), Ascend Retail Investment LLC, a Delaware limited liability company ("ARI"), and Moshael Straus, a United States citizen ("Mr. Straus" and, collectively with Amazing Savings and ARI, the "Reporting Persons"). Capitalized terms used herein and defined herein have the meanings ascribed thereto in the Schedule 13D, as amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           On November 14, 2003, Amazing Savings increased its beneficial ownership by 1,866,667 Common Shares as a result of certain transactions pursuant to which, among other things, the Company acquired from Amazing Savings substantially all of its business and operations relating to its upscale retail closeout business with 14 locations. More specifically, pursuant to a merger agreement, dated November 14, 2003 by and among Amazing Savings, OJSAC, Inc., a wholly-owned subsidiary of Amazing Savings ("OJSAC"), and the Company (the "Merger Agreement"), OJSAC merged into the Company, 8,184,804 Common Shares held by OJSAC prior to the Merger Agreement were cancelled, the Company, in effect, assumed $10 million principal amount of indebtedness of OJSAC and Amazing Savings received, as merger consideration, 4,851,471 Common Shares. In addition, pursuant to an asset purchase agreement, dated November 14, 2003, between Amazing Savings and the Company (the "Asset Purchase Agreement"), the Company acquired substantially all of the business and operations of Amazing Savings and Amazing Savings received in consideration therefor 5,200,000 Common Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

           On November 14, 2003, OJSAC merged with and into the Company pursuant to the Merger Agreement and Amazing Savings sold substantially all of its business and operations to the Company pursuant to the Asset Purchase Agreement. The purpose of these transactions was to consolidate all of the retail closeout business assets and operations of Amazing Savings and the Company into the Company.

           The summaries contained in this Amendment No. 2 of certain provisions of the Merger Agreement and the Asset Purchase Agreement are qualified in its entirety by reference to the Merger Agreement and the Asset Purchase Agreement, copies of which are filed as exhibits hereto and are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a) As of the date hereof, the Reporting Persons beneficially owned, in the aggregate, 10,051,471 Common Shares constituting approximately 92.0% of the outstanding Shares (the percentage of Shares owned being based upon 10,927,632 Common Shares outstanding as of the date hereof). Amazing Savings is the direct beneficial owner of such Common Shares. ARI, as the sole managing member of Amazing Savings, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act")) Common Shares of which Amazing Savings is the direct beneficial owner. Mr. Straus, as the sole managing member of ARI, may be deemed to beneficially own Common Shares of which ARI may be deemed to possess beneficial ownership.

           (b) ARI and Mr. Straus share with Amazing Savings the power to vote or to direct the vote and to dispose or to direct the disposition of such Common Shares.

           (c) Amazing Savings received 10,051,471 Common Shares on November 14, 2003 pursuant to the merger contemplated by the Merger Agreement and the sale of assets contemplated by the Asset Purchase Agreement, and the 8,184,804 Common Shares beneficially owned by Amazing Savings immediately prior to such merger were cancelled.

           (d) Inapplicable.

           (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Reference is made to the Merger Agreement and Asset Purchase Agreement described in Items 3 and 4 above, copies of which are filed as exhibits hereto and are incorporated herein by reference. In addition, Amazing Savings entered into an indemnification agreement dated, November 14, 2003, between Amazing Savings and the Company (the "Indemnification Agreement") in connection with the transactions contemplated by the Merger and Asset Purchase Agreements pursuant to which Amazing Savings and the Company agreed to indemnify the other party as and to the extent provided therein relating to breaches of representations or warranties by the breaching party under such agreements. Additionally, pursuant to a registration rights agreement dated, November 14, 2003, between Amazing Savings and the Company (the "Registration Rights Agreement"), the Company agreed to provide Amazing Savings with certain rights to register Common Shares, acquired pursuant to the Merger Agreement and the Asset Purchase Agreement, for resale pursuant to the Securities Act of 1933, as amended.

           The summaries contained in this Amendment No. 2 of certain provisions of the Indemnification Agreement and the Registration Rights Agreement are qualified in its entirety by reference to the Indemnification Agreement and the Registration Rights Agreement, copies of which are filed as exhibits hereto and are incorporated herein by reference.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 6 Merger Agreement, dated November 14, 2003 by and among Amazing Savings, OJSAC and the Company

Exhibit 7 Asset Purchase Agreement, dated November 14, 2003 between Amazing Savings and the Company

Exhibit 8 Indemnification Agreement, dated November 14, 2003 between Amazing Savings and the Company

Exhibit 9 Registration Rights Agreement, dated November 14, 2003 between Amazing Savings and the Company

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 2003

                           /s/ Moshael Straus
                         -------------------------------------------------------
                         Moshael Straus


                         ASCEND RETAIL INVESTMENT LLC


                         By:  /s/ Moshael Straus
                            ----------------------------------------------------
                         Name: Moshael Straus
                         Title:   Managing Member



                         AMAZING SAVINGS HOLDING LLC


                         By: Ascend Retail Investment LLC,  its Managing Member


                                   By:  /s/ Moshael Straus
                                      -----------------------------------------
                                       Name:  Moshael Straus
                                       Title: Managing Member

                                  EXHIBIT INDEX

Exhibit No.                       Description
-----------                       -----------

6 Merger Agreement, dated November 14, 2003 by and among Amazing Savings, OJSAC and the Company

7 Asset Purchase Agreement, dated November 14, 2003 between Amazing Savings and the Company

8 Indemnification Agreement, dated November 14, 2003 between Amazing Savings and the Company

9 Registration Rights Agreement, dated November 14, 2003 between Amazing Savings and the Company